July 9, 2019

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

       Re: Global Payments Inc.
           Registration Statement on Form S-4
           Filed July 3, 2019
           File No. 333-232545

Dear Mr. Sloan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott M. Anderegg, Staff Attorney, at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products